SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                  No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2006, incorporated by reference herein:
Exhibit
99.1
Release dated 20 March 2006, entitled “DEALING IN SECURITIES BY DIRECTOR”
99.2
Release dated 22 March 2006, entitled “ AMENDMENTS TO THE REPORT TO
SHAREHOLDERS FOR THE SIX MONTHS ENDED 31 DECEMBER 2005”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: March 22, 2006 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
ASX trading symbol: DRD
(“DRDGOLD” or “the Company”)
In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Limited (“JSE”), the
following information is disclosed:
DEALING IN SECURITIES BY DIRECTOR
Surname: Hume
First Name: Robert Peter
Designation: Non Executive Director
Date of transaction: 17 March 2006
Price: R8.40
Amount: 3 000
Aggregate value: R25 200
Class: Ordinary
Interest: Indirect, Beneficial
Nature: Mr Hume has purchased 3 000 ordinary shares, which constitute approximately 12.00% of his total shareholding and approximately 2.92% of his total entitlement.
In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings
Requirements of the JSE, prior clearance to deal in the above securities has been obtained from the
Chairman of the Remuneration Committee of DRDGOLD and Chairman of the DRDGOLD Board.
The above trade was completed outside of a closed period.
Johannesburg
20 March 2006
Sponsor
Standard Bank

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
ASX trading symbol: DRD
(“DRDGOLD” or “the company”)
AMENDMENTS TO THE REPORT TO SHAREHOLDERS FOR THE SIX MONTHS ENDED
31 DECEMBER 2005
Since the announcement of the unaudited interim results on SENS on
23 February 2006, the unaudited interim financial statements for the six months ended 31 December 2005 have been amended to
incorporate the following changes made to the prior comparative periods to take into account further effects of the transition from
South African Statements of Generally Accepted Accounting Practice
(“SA GAAP”) to International Financial Reporting Standards
(“IFRS”).
CONSOLIDATED INCOME STATEMENT
                                                                                           6 months to
Effect of               6 months to
30 Jun 2005     transition               30 Jun 2005
SA GAAP        to IFRS                           IFRS
          Rm
Rm                             Rm
Net loss previously reported                                                  (145.8)             (10.2)                       (156.0)
Adjusted for:
Depreciation
-                  1.6                              1.6
Net loss restated                                                                           (145.8)               (8.6)                        (154.4)
6 months to Effect of 6 months to
31 Dec 2004        transition              31 Dec 2004
SA GAAP            to IFRS                          IFRS
Rm                    Rm
Rm
Net loss previously reported                                                     (370.1)                (16.1)                        (386.2)
Adjusted for:
Depreciation
-                      (0.8)                            (0.8)
Net loss restated                                                                          (370.1)                (16.9)                        (387.0)
The net loss for the six months ended 31 December 2005 remained unchanged.
CONDENSED CONSOLIDATED BALANCE SHEET
As at 31 Dec 2005 30 Jun 2005 31 Dec 2004
Rm                     Rm                             Rm
Exhibit 99.2

Employment of Capital
Net mining assets                                                                                 986.9                780.8                 721.7
Investments                                                                                           145.8                108.3                213.8
Environmental trust funds                                                                    55.2                   42.9               144.4
Other non-current assets                                                                    243.2                 219.2
191.9
Current assets                                                                                       348.6                 397.3               339.4
Inventories                                                                                            137.9                 104.4               101.6
Trade and other receivables                                                                 72.9                   51.7                 94.7
Cash and cash equivalents                                                                 137.8
241.2                143.1
                                                                                                             1 779.7              1 548.5           1 611.2
Capital employed
Shareholders equity                                                                            662.0                  637.5               486.2
Shareholders interest                                                                          633.5                  631.7               480.4
Minority shareholders interest                                                           28.5                       5.8                   5.8
Long-term borrowings                                                                          11.9                  359.4               300.6
Post retirement health care
provisions                                                                                              18.0
- -
Derivative instruments
7.5                       3.7                    9.7
Rehabilitation                                                                                      289.7                 151.0               242.6
Deferred mining and income taxes                                                     44.2                   63.7               103.6
Provisions                                                                                              62.6                     45.7                  72.3
Current liabilities                                                                                683.8                  287.5               396.2
Trade and other payables                                                                  317.6                   222.8              328.7
Derivative instruments-net -
-                  15.3
Current portion of long-term
borrowings                                                                                           366.2                     64.7                 52.2
1 779.7                1 548.5            1 611.2
CONDENSED STATEMENT OF CHANGES IN EQUITY
6 months to 6 months to 6 months to
31 Dec 2005 30 Jun 2005 31 Dec 2004
Rm Rm Rm
Balance at the beginning of
the financial year 637.5 486.2 577.4
Minority shareholders interest
now reflected in shareholders
equity - - 5.8
Restated balance at the
beginning of the financial
year 637.5 486.2 583.2
Share capital issued 98.4 230.9                                   275.6
- for acquisition finance
and cash 94.1 240.7                                    281.9
- for share options exercised                                                    1.0 - 0.5
- for increase in share based
payment reserve
6.8 5.3                                       5.3
- for costs (3.5) (15.1) (12.1)
Net loss attributed
to ordinary shareholders (69.9) (154.4) (387.0)
Net loss attributed

to minority shareholders (1.2) - -
Increase in minorities 23.9 - -
Currency translation
adjustments and other
(26.7) 74.8 14.4
Balance as at the end of
the period 662.0 637.5 486.2
Reconciliation of headline loss
Net loss (69.9) (154.4) (387.0)
Adjusted for:
- impairment of assets and
investments (52.2) 75.6 214.0
- Loss/(gain)on discontinued
operations
6.3 (65.2) -
- Loss/(profit) on sale of
assets 3.4 - (3.0)
Headline loss (112.4) (144.0)                                   (176.0)
20 March 2005
Johannesburg